Via Facsimile and U.S. Mail
Mail Stop 4720

March 16, 2010

Joseph M. Molina, M.D
Chairman, President and Chief Executive Officer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

Re: Molina Healthcare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the quarterly period ended September 30, 2009
Schedule 14A Filed March 23, 2009
File No. 001-31719

Dear Dr. Molina:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director